#82-1285

11-30-08
AR/S

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

November 30, 2008 AND 2007

BDO

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
March 30, 2009

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	November 30, 2008	November 30, 2007
ASSETS		
Current		
Cash	$ 108	$ 455
GST recoverable	25,813	33,907
Receivables	-	5,104
Prepaid expenses	1,300	294
	27,221	39,760
Equipment – Note 3	792	996
Mineral properties – Note 4	1	30,001
	$ 28,014	$ 70,757
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 635,085	$ 445,150
Due to related parties – Note 6	74,915	38,915
	710,000	484,065
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	5,168,187	5,168,187
Contributed surplus	576,845	576,845
Deficit	(6,427,018)	(6,158,340)
	(681,986)	(413,308)
	$ 28,014	$ 70,757

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Notes 4 and 5

APPROVED ON BEHALF OF THE BOARD:

"Raymond W. Roland" Director — Raymond W. Roland

"James Boyce" Director — James Boyce

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

	Years ended November 30, 2008	2007
General and Administrative Expenses		
Amortization	$ 204	$ 258
Automobile	3,236	1,034
Bank charges and interest	58,962	30,472
Consulting fees – Note 6	30,000	30,000
Filing fees	11,898	8,150
Investor relations	-	1,852
Management fees	30,000	30,000
Office and miscellaneous	14,320	9,896
Professional fees	44,208	123,084
Rent	36,000	36,000
Transfer agent fees	4,423	4,711
Travel and promotion	1,088	12,098
Loss before other items	(234,339)	(287,555)
Other items:		
Interest income	765	-
Write-down of mineral property – Note 4	(30,000)	(299,788)
Write-off of receivables	(5,104)	-
Net loss and Comprehensive loss for the year	(268,678)	(587,343)
Deficit, beginning of the year	(6,158,340)	(5,570,997)
Deficit, end of year	$ (6,427,018)	$ (6,158,340)
Basic and diluted loss per share	$ (0.01)	$ (0.02)
Weighted average number of common shares	39,302,841	37,984,348

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended November 30, 2008	2007
Operating Activities		
Net loss for the year	$ (268,678)	$ (587,343)
Add items not affecting cash:		
Amortization	204	258
Write-down of mineral property	30,000	299,788
Write-off of receivables	5,104	-
	(233,370)	(287,297)
Changes in non-cash working capital items related to Operations:		
GST recoverable	8,094	(14,089)
Prepaid expenses	(1,006)	23
Accounts payable and accrued liabilities	189,935	51,801
	(36,347)	(249,562)
Financing Activities		
Issuance of common shares for cash	-	325,000
Due to related parties	36,000	(75,005)
	36,000	249,995
Increase (decrease) in cash during the year	(347)	433
Cash, beginning of year	455	22
Cash, end of year	$ 108	$ 455
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Note 1 **Nature of Operations and Ability to Continue as a Going Concern**

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2008 the Company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company is listed for trading on the TSX Venture Exchange.

The recoverability of amounts shown for mineral properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $6,427,018 since inception, had a working capital deficiency of $682,779 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

Note 2 **Summary of Significant Accounting Policies**

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts and transactions have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on the units of productions basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

d) Basic and Diluted Loss Per Share – (cont'd)

For the years ended November 30, 2008 and 2007, potentially dilutive common shares (relating to options outstanding at year-end) totalling nil (2007: 2,857,143) were not included in the computation of loss per share because their effect was anti-dilutive.

e) Stock-based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees by measuring the compensation cost of the stock-based payments using the Black-Scholes option valuation model. For stock compensation granted to employees, the fair value of the stock-based compensation is charged to income over their vesting periods with a credit to contributed surplus. For stock compensation granted to non-employees, the fair value of the stock-based compensation is charged to income at the earlier of completion of performance or when the options have vested, with a credit to contributed surplus Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

f) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Future income tax assets and liabilities relate to the expected future tax consequences of temporary differences between the carrying value of balance sheet items and their corresponding tax values. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in periods that the temporary differences are expected to reverse and are adjusted for the effects of changes in tax law and rates on the date of enactment or substantive enactment. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized.

g) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. During the year ended November 30, 2008, an impairment write-down of $30,000 (2007: $299,788) in mineral properties was taken.

Note 2 **Summary of Significant Accounting Policies – (cont'd)**

h) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period it is incurred, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2008, the Company cannot reasonably estimate the fair value of the mineral properties' site restoration costs, if any.

i) Financial Instruments

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income", Section 1535 "Capital Disclosures", Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement", Section 3862 "Financial Instruments – Disclosures", Section 3863 "Financial Instruments – Presentation" and Section 3865 "Hedges". These sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

i) Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian GAAP.

   For the years ended November 30, 2008 and 2007, no components of other comprehensive income have been identified and therefore have not affected the current year balances on the financial statements.

ii) Section 1535 establishes standards which require companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

   The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. See Note 9 for the capital management policy.

Note 2 Summary of Significant Accounting Policies – (cont'd)

i) Financial Instruments – (cont'd)

ii) – (cont'd)

The Company considers the items included in shareholders' equity (deficiency) as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

iii) Section 3251, "Equity", replaces Section 3250, "Surplus", and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. As the Company has no other comprehensive income or loss to date, there was no impact on the Company's financial statements as a result of adopting this new standard.

iv) Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured initially on the balance sheet at fair value. Financial instruments in loans and receivables, held-to maturity investments and other financial liabilities are then subsequently measured at amortized cost. Subsequent measurement and changes in fair value of financial instruments in held-for-trading, available-for-sale and derivatives will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is sold or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale or purchase exemption and changes in their fair value are recorded in net income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its cash as held-for-trading and its receivables as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost. The Company does not engage in any hedging activities and thus measure all derivatives and embedded derivatives at fair value. Due to the short-term nature of these instruments, their carrying values equal their fair values.

Note 2 **Summary of Significant Accounting Policies – (cont'd)**

i) Financial Instruments – (cont'd)

iv) – (cont'd)

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs for acquiring instruments that are not classified as held-for-trading are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

v) Sections 3862 and 3863 replace Section 3861 "Financial Instruments – Disclosure and Presentation" and establish standards for presentation of financial instruments and non-financial derivatives and specify information that should be disclosed about them. In addition, these sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Refer to Note 8.

vi) Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. The Company does not currently apply hedge accounting.

vii) Cash Distributions

CICA Handbook Section 1540, "Cash flow Statements", has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The adoption of this section does not result in any changes in the disclosure within the financial statements.

j) Recent Released Canadian Accounting Standards

i) Goodwill and Tangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

j) Recent Released Canadian Accounting Standards – (cont'd)

ii) International Financial Reporting Standards ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's effective transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

iii) Assessing Going Concern

The Canadian Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this Section does not result in any changes on the disclosure within the financial statements.

Note 3 Equipment

	2008		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 1,295	$ 757
Computer equipment	1,248	1,213	35
	$ 3,300	$ 2,508	$ 792

	2007		
	Cost	Accumulated Amortization	Net
Office furniture	$ 2,052	$ 1,106	$ 946
Computer equipment	1,248	1,198	50
	$ 3,300	$ 2,304	$ 996

Note 4 Mineral Properties

	Yukon Property	Nugget Queen Claim Group	Total
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance, November 30, 2006	30,000	124,789	154,789
Deferred exploration costs - field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write-down of mineral property	-	(299,788)	(299,788)
Balance, November 30, 2007	30,000	1	30,001
Write-down of mineral property	(30,000)		(30,000)
Balance, November 30, 2008	$ -	$ 1	$ 1

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia. The vendor has waived the requirement to incur $200,000 on exploration expenditures in respect of these claims by May 1, 2006, but has not released the Company from this obligation. During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Yukon Property

During the year ended November 30, 2006, the Company advanced $30,000 with respect to an exploration advance relating to Yukon placer mining claims. This advance was spent on exploration costs during the year ended November 30, 2007. During the year ended November 30, 2008, the Company recognized impairment on the property and wrote off $30,000 of the mineral property.

Note 5 Share Capital and Contributed Surplus

(a) Authorized:

Unlimited common shares without par value

Note 5 Share Capital and Contributed Surplus – (cont'd)

(b) Issued:

	Number of Shares	Amount	Contributed Surplus
Balance, November 30, 2006	36,052,841	$ 4,843,187	$ 576,845
For cash:			
- exercise of warrants at $0.10	3,250,000	325,000	-
Balance, November 30, 2007 and 2008	39,302,841	$ 5,168,187	$ 576,845

(c) Share Purchase Warrants:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, November 30, 2006	28,571,428	$ 0.10
Exercised	(3,250,000)	0.10
Expired	(25,321,428)	0.10
Outstanding, November 30, 2007 and 2008	-	$ -

During the year ended November 30, 2007, the Company issued 3,250,000 common shares at $0.10 per share for total proceeds of $325,000 pursuant to the exercise of share purchase warrants. On May 5, 2007, 25,321,428 outstanding warrants exercisable at $0.10 expired.

(d) Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of November 30, 2008 and November 30, 2007 and changes during the periods then ended is presented below:

Note 5 Share Capital and Contributed Surplus – (cont'd)

(d) Stock Option Plan: – (cont'd)

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	2,857,143	$ 0.18	3,605,284	$ 0.19
Expired	(2,857,143)	$ 0.18	(748,141)	$ 0.25
Outstanding and exercisable, end of the year	-	$ -	2,857,143	$ 0.18

The Company has granted share purchase options to purchase 3,930,284 shares of the Company's capital stock, exercisable up to two years at a price of $0.11 per share which is subject to regulatory approval.

During the year ended November 30, 2008, 2,857,143 (2007: 748,141) share purchase options with an exercise price of $0.18 (2007: $0.25) expired unexercised.

(e) Escrow

At November 30, 2008, 87,499 (2007: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

During year ended November 30, 2008, a company controlled by the President of the Company was accrued or paid $30,000 (2007: $30,000) for consulting services. These transactions are measured at the exchange amount which is the amount agreed to by the transacting parties.

Due to related parties of $74,915 (2007: $38,915) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Note 7 **Future Income Taxes**

A reconciliation of the Company's income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007
Statutory tax rate	31.30%	34.12%
Loss for the year before recovery of future income tax asset	$ 269,000	$ 587,000
Expected income tax recovery	84,000	200,000
Permanent differences	-	(1,000)
Effect of reduction in statutory tax rate	(14,000)	-
Change in valuation allowance	(70,000)	(199,000)
Future income tax provision	$ -	$ -

The significant components of the Company's net future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets		
Equipment	$ 1,000	$ 1,000
Undeducted financing costs	1,000	1,000
Mineral properties and related deferred exploration	227,000	219,000
Non-capital losses carried forward	498,000	466,000
	727,000	687,000
Valuation allowance for future income tax assets	(727,000)	(687,000)
Future income tax assets	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

At November 30, 2008, the Company has accumulated Canadian exploration expenditures of approximately $872,000 and non-capital losses of approximately $1,916,000 which are available to reduce taxable income of future years.

The non-capital losses expire as follows:

2009	$ 162,000
2010	186,000
2011	351,000
2015	322,000
2026	372,000
2027	287,000
2028	236,000
	$ 1,916,000

Note 8 **Financial Instruments**

As at November 30, 2008 and 2007, the Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities and due to related parties. The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

a) Credit Risk
The Company manages credit risk by investing its cash with Canadian Chartered banks. The maximum exposure to credit risk at the reporting date is the carrying value of the Company's receivables and cash.

b) Liquidity Risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. The Company may seek additional financing through equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company manages liquidity risk though the management of its capital structure and financial leverage as outlined in Note 9 to the financial statements. Accounts payable and accrued liabilities and due to related parties are due within one year from the balance sheet date.

c) Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As the Company has no interest-bearing investments or debt, it is not exposed to interest rate risk at this time. In respect of financial liabilities, the amounts due to creditors are not subject to interest rate risk because they are at fixed rates.

d) Foreign Currency Risk
Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company is not exposed to foreign currency risk.

Note 9 **Capital Management**

The Company's objectives when managing capital are: to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain optimal capital structure, while ensuring the Company's strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company's underlying assets.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit, and advances from related parties.

Note 9 Capital Management – (cont'd)

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned requirements. The Company may adjust its capital structure by issuing new equity, issue new debt, or acquire or dispose of assets, and control of the capital expenditures program.

The majority of the mineral properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and pay for administrative costs, the Company will raise additional amounts as needed and if available. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

March 30, 2009

For the year ended November 30, 2008, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of March 30, 2009 provides information on the operations of the Company for year ended November 30, 2008, and subsequent to the period end, and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2008 and 2007.

OVERVIEW

Pacific Topaz Resources Ltd. (PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business.

The Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

Mineral Properties

	Yukon	Nugget Queen	**Total**
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	30,000	124,789	154,789
Addition:			
Field work	30,000	-	30,000
Deduct: previous year advance	(30,000)	-	(30,000)
	30,000	124,789	154,789
Write Down of mineral property	-	(299,788)	(299,788)
Balance, November 30, 2007	$ 30,000	$ 1	$ 30,001
Write Off of Resource Properties	(30,000)	-	(30,000)
Balance at end of period	$ -	$ 1	$ 1

Nugget Queen Gold/Silver Property, British Columbia, Canada

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometres northeast of Port Hardy and 5 kilometres south of Seymour Inlet and consists of 2 claims totalling 24 units.

During the year ended November 30, 2007, the Company recognized impairment on the property and wrote off $299,788 in mineral properties costs.

Mineral Properties – *Cont'd*

Yukon Property

During the year ended November 30, 2008, the Company recognized impairment on the property and wrote off $30,000 of the mineral property.

During the year ended November 30, 2007, the Company spent $30,000 on exploration and development costs relating to Yukon placer mining claims.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the last three fiscal years ended November 30, 2008, 2007 and 2006:

	Year Ended 30-Nov-08 *audited*	Year Ended 30-Nov-07 *audited*	Year Ended 30-Nov-06 *audited*
Revenue	$ -	$ -	$ -
Net income (loss)	(268,678)	(587,343)	(711,081)
Basic and diluted earning (loss) per share	(0.01)	(0.02)	(0.02)
Total Assets	28,014	70,757	356,304

For the year ended November 30, 2008, the net loss was $268,678 compared to a net loss of $587,343 for the comparable period in 2007. The decrease of $318,665 in net loss was primarily due to a decrease by $78,876 in professional fees, $11,010 in travel and promotion expenses and $269,788 on write-off of mineral property, which was mainly offset by an increase by $28,490 in interest and $5,104 on write off of receivables.

For the year ended November 30, 2007, the net loss was $587,343 compared to a net loss of $711,081 for the comparable period in 2006. The decrease of $123,738 in net loss was primarily due to a decrease by $8,087 in investor relations and $457,142 in stock based compensation, which was mainly offset by an increase by $22,770 in interest, $21,122 in professional fees and $299,788 on write-off of mineral properties.

RESULTS OF OPERATIONS

Year ended November 30, 2008

During the year ended November 30, 2008, the Company incurred automobile expenses of $3,236 (2007: $1,034), bank charges and interest of $58,962 (2007: $30,472), consulting fees of $30,000 (2007: $30,000), filing fees of $11,898 (2007: $8,150), investor relations of $NIL (2007: $1,852), management fees of $30,000 (2007: $30,000), office and miscellaneous of $14,320 (2007: $9,896), professional fees of $44,208 (2007: $123,084), rent of $36,000 (2007: $36,000), transfer agent fees of $4,423 (2007: $4,711), and travel and promotion of $1,088(2007:$12,098). The Company also recorded amortization of $204 (2007: $258), write-down of receivables of $5,104 (2007: $Nil), and write-down of mineral properties of $30,000 (2007: $299,788).

REVENUES

The Company does not have any source of revenue. Pacific Topaz uses equity financing and advances from related parties to support its operations. The Company will have to raise additional funds this year to continue operations.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial
Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2008				2007			
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	135,811	(50,013)	(296,177)	(58,299)	(394,632)	(50,614)	(55,048)	(87,049)
Basic/diluted loss per share	0.01	(0.01)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

Fourth Quarter

For the quarter ended November 30, 2008, the net income was $135,811 or $0.01 per share compared to the net loss of $394,632 or $0.01 per share for the comparable quarter in 2007. The net income of $135,811 compared to net loss of $395,632 for comparable fourth quarter was mainly due to write down of mineral property of $30,000 as against $299,788 for comparable quarter and the reversal of stock based compensation charge of $235,817 which was incorrectly recorded in the second quarter of 2008.

For the quarter ended November 30, 2007, the net loss was $394,632 compared to the net loss of $360,880 for the comparable period in 2006. The increase of $33,725 in net loss was primarily due to an increase by $8,926 in office and miscellaneous, $1,156 in travel and promotion and $299,788 in write-down of mineral properties, which was offset by a decrease by $2,105 in bank charges and interest, $3,194 in filing fees, $8,087 in investor relations, $4,000 in management fees, $14,933 in professional fees, and $255,942 in stock based compensation.

LIQUIDITY AND CAPITAL RESOURCES

At November 30, 2008, the Company had a working capital deficiency of $682,779 compared to $444,305 as at November 30, 2007. At the same time, the Company held cash on hand of $108 (2007: $455) and liabilities totalled $710,000 (2007: $484,065). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

OUTSTANDING SHARE DATA

As at November 30, 2008 and March 30, 2009, outstanding share data for the Company is follows:

Common shares:	Authorized capital:	unlimited common shares without par value
	Issued capital:	39,302,841 common shares without par value

Stock Options: 3,930,284 options which will be exercisable at $0.11 per share for two years from the date of TSX Venture Exchange acceptance for filing of the Company's stock option plan. Regulatory approval has not yet been obtained to date.

Warrants: Nil.

RELATED PARTY TRANSACTIONS

During the year ended November 30, 2008, the Company incurred consulting fees of $30,000 (2007: $30,000) with a company controlled by the President of the Company. This amount was recorded at the exchange amount which is the amount agreed to by the transacting parties.

As at November 30, 2008, amounts due to related parties of $74,915 (2007: $38,915) are owing to directors of the Company or companies with a common director and are unsecured with no stated interest or repayment terms.

SUBSEQUENT EVENTS

Yukon Property

Subsequent to the year ended November 30, 2008 the Company incurred $7,000 in expenditures relating to development of its Yukon Placer claims.

The Company intends to conduct exploration and/or development on its properties once the private placement has closed.

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operation, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularity those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgements on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amount recognized in the consolidated financial statement and the impact may be material. Management believes significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives and capital assets, determination as to whether costs are expensed or deferred and assets retirement obligations.

Critical accounting estimates used in the preparation of the financial statements include the assumption the Company is going concern, recoverable value of its mineral properties and asset retirement obligations. These estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company's control.

Going Concern

The Company's financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and as at November 30, 2008 has accumulated losses of $6,427,018 since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependent of its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. Theses financial statements do not include any adjustments to the recoverability and classification of recorded asset accounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Mineral Resources Properties

The company records its interest in mineral resource property at cost. Direct costs relating to the acquisition, exploration and development of mineral properties, less recoveries, are differed until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned.

CRITICAL ACCOUNTING ESTIMATES – *CONT'D*

Mineral Resources Properties – *Cont'd*

If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abandoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral resource properties and related deferred costs represent costs incurred to date, less write-off and recoveries, and do not necessarily reflect present or future values of the particular properties.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments. Fair value is calculated using the Black-Sholes option-pricing model, which require the input of highly subjective assumptions, including expected price volatility, estimated timing of the exercise of the stock based instrument and a risk free discount rate. The fair value of the compensation cost is recorded as a charge to net earnings based over the vesting period with a credit to contributed surplus.

Future Income Taxes

The Company uses the assets and liability method of accounting for income taxes whereby futures income tax assets are recognized for deductible temporary differences and operating loss carry-forwards and future income tax liabilities are recognized for taxable temporary differences. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. The actual income tax rate that may be in effect at the time future income tax assets are legalized or future income tax liabilities come due will depend upon the income tax rate(s) in effect at the time.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Recently Adopted Accounting Policies

In December 2006, the CICA issued three handbook sections which apply to fiscal years beginning on or after October 1, 2007. The Company has adopted the sections commencing December 1, 2007:

Financial Instruments—Disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performances and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements existing handbook section 3855, Financial instruments- recognition and measurement, section 3863, Financial Instruments - presentation and 3865 – Hedges.

Financial Instruments—Presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, financial instruments – disclosure information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION – *CONT'D*

Capital Disclosures

Section 1535 establishes standards disclosing information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Recently Issued Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's effective transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTUREMENTS AND OTHER INSTUEMNTS

On Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. On November 1, 2006 the Company adopted CICA Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity, Section 3855" Financial Instruments – Recognition and Measurement and Section 3865 "Hedges".

MANAGEMENT'S ANNUAL REPRT ON INTERNAL CONROLS AND RISK FACTORS

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, managements has concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filing and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosures in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities law is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely discussions regarding required disclosure. There have been no changes in the Company's disclosure controls that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the yare ended November 30, 2008.

The Company identified certain material weaknesses and the need for improvement of controls and procedures due to limited segregation of duties. This weakness and its related risks are not uncommon in a company of the size of Pacific Topaz Resources Ltd., because of the limitation of the number of staff.

MANAGEMENT'S ANNUAL REPRT ON INERANL CONROLS AND RISK FACTORS – *CONT'D*

Internal Controls and Procedures

Management is taking appropriate steps to further analyze areas of weakness, improve controls and reduce risks by engaging qualified Chief Financial Officer, taking active steps to design and implement procedures, involving written documentation of those procedures and an increased oversight from the Board with more regulatory scheduled meetings. With those measures the Company aims at reducing the likelihood of a material misstatement or untimely disclosure in financial reporting. However, at present there is no assurance that this risk can be reduced to less than a remotely likelihood.

Risk Factors

In these turbulent financial markets, development- stage mineral exploration companies, such as ours, face a variety of risk and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even on such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

Operating in a foreign country has legal, political and currency risk that must be carefully considered to ensure their level in commensurate to the Company's assessment of the project.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

7182-085

Date and Time: March 20, 2009 07:45 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **March 17, 2009 11:17 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

PACIFIC TOPAZ RESOURCES LTD.
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

INCORPORATION NUMBER
BC0260471

DATE OF RECOGNITION
February 21, 1983

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 21, 2009

OFFICER INFORMATION AS AT February 21, 2009

Last Name, First Name, Middle Name:
ROLAND, RAYMOND
Office(s) Held: (CEO, CFO, President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN

Office(s) Held: (Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

Suite 605 – 889 West Pender Street, Vancouver, BC CANADA V6C 3B2
Tel: 604.669.5819 / Fax: 604.669.5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	694933 10 2
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 5, 2009
5	Record Date for Notice	:	May 1, 2009
6	Record Date for Voting	:	May 1, 2009
7	Beneficial Ownership Determination Date	:	May 1, 2009
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 3rd day of April, 2009.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER: *"Gwen Wegner"*

GWEN WEGNER
Corporate Secretary

#82-1285

SEC Mail Processing Section APR 27 2009 Washington, DC 109

RECEIVED 2009 MAY -1 A 5:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the financial year ended **November 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: March 31, 2009.

"Raymond W. Roland"

Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PACIFIC TOPAZ RESOURCES LTD.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Pacific Topaz Resources Ltd.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Pacific Topaz Resources Ltd.** (the "Issuer") for the financial year ended **November 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: March 31, 2009.

"Raymond W. Roland"

Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1285

PACIFIC TOPAZ RESOURCES LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604)669-5819
Fax: (604)669-5886

February 13, 2009

Trading Symbol: PPZ
12g3-2(b): 82-1285

FINANCING

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** is pleased to announce a $900,000 private placement financing comprised of 22,500,000 units at $0.04 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for a period of five years at a price of $0.10 per share. Up to $100,000 of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration of the Company's B.C. gold/silver property, payment of debt, working capital and property investigations and potential acquisitions. Finder's fees may be payable on a portion of the financing in cash. The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange. The Company is not proceeding with previously announced financings.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond W. Roland"*
Raymond W. Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

February 13, 2009

Item 3. **News Release**

News Release dated February 13, 2009 and disseminated to the Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces a financing.

Item 5. **Full Description of Material Change**

The Issuer announces a $900,000 private placement financing comprised of 22,500,000 units at $0.04 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for a period of five years at a price of $0.10 per share. Up to $100,000 of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration of the Issuer's B.C. gold/silver property, payment of debt, working capital and property investigations and potential acquisitions. Finder's fees may be payable on a portion of the financing in cash. The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange. The Issuer is not proceeding with previously announced financings.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of February, 2009.

"Gwen Wegner"
Gwen Wegner, Secretary